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

        GIORDANO, HALLERAN & CIESLA
         A PROFESSIONAL CORPORATION                    JOHN C. GIORDANO, JR.   PAUL T. COLELLA
                                                       FRANK R. CIESLA         GERALD P. LALLY
              ATTORNEYS AT LAW                         BERNARD J. BERRY, JR.   SEAN E. REGAN |_|
                                                       THOMAS A. PLISKIN       JAY S. BECKER                OF COUNSEL:
             PLEASE RESPOND TO:                        JOHN A. AIELLO          TIMOTHY D. LYONS           JOHN R. HALLERAN
        U.S. POSTAL SERVICE ADDRESS:                   MICHAEL J. GROSS        J. SCOTT ANDERSON         S. THOMAS GAGLIANO
            POST OFFICE BOX 190                        JOHN A. GIUNCO          PETER B. BENNETT           RONALD P. HEKSCH
        MIDDLETOWN, NEW JERSEY 07748                   EDWARD S. RADZELY       LAURENCE I. ROTHSTEIN     DERRICK A. SCENNA
                                                       SHARLENE A. HUNT        ROBERT J. FEINBERG      ROBERT E. BRENNAN, JR.
                    OR:                                PHILIP D. FORLENZA      PATRICK S. CONVERY
HAND DELIVERY AND OVERNIGHT SERVICE ADDRESS:           MICHAEL J. CANNING |_|  MICHAEL A. PANE, JR.           -------
             125 HALF MILE ROAD                        PAUL H. SCHNEIDER       MICHAEL J. VITIELLO
         RED BANK, NEW JERSEY 07701                    ELIZABETH CHRISTIAN     STEVEN M. DALTON           JOHN C. GIORDANO
                                                       ANDREW B. ROBINS        PAMELA J. KNAUER             (1921-1989)
               (732) 741-3900                          MICHAEL A. BRUNO        TIMOTHY J. DENGLER
            FAX: (732) 224-6599                        KURT E. ANDERSON                                       -------

               www.ghclaw.com                                -------                 -------

                                                       TARA PHELAN CARVER      MELISSA V. SKROCKI     |_| CERTIFIED BY
                                                       TARA L. BENSON          AFIYFA H. BOLTON           THE SUPREME COURT
                                                       CATHERINE J. BICK       CRAIG M. GIANETTI          OF NEW JERSEY AS A
                                                       MONICA J. CERES         CHARLES C. JEWELL          CIVIL TRIAL
                                                       RACHEL M. RINNINSLAND   ARI G. BURD                ATTORNEY
                                                       LISA MICELI WATERS      KEVIN B. LEGREIDE
                                                       THEODORE P. BROGOWSKI   DANIEL V. MADRID
                                                       BRIAN H. HARVEY

DIRECT DIAL NUMBER             DIRECT EMAIL                                                               CLIENT/MATTER NO.
(732) 741-3900                 pcolella@ghclaw.com                                                        14811/0002

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                                January 12, 2006



Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549
Attention:    David Roberts
              Mail Stop 4561

            Re:   BigString Corporation
                  Amendment No. 4 to Registration Statement on Form SB-2 File Number 333-127923
                  ----------------------

Dear Mr. Roberts:

      Contemporaneously with our submission of this letter to the Securities and Exchange Commission (the "Commission"), our client, BigString Corporation ("BigString"), has submitted to the Commission Amendment No. 4 to its Registration Statement on Form SB-2, prepared for the purpose of registering 15,212,670 shares of BigString's common stock, par value $.0001 per share ("Common Stock"), which may be offered for sale to the public by certain stockholders and warrant holders of BigString.

      A fee of $671.00 payable in connection with this filing was previously submitted by wire transfer on August 28, 2005. The Registration Statement on Form SB-2 was amended to include for registration an additional 2,443,545 shares of Common Stock which are subject to warrants. As a result of the increase in the number of shares of Common Stock being registered, an additional $189.00 was submitted by wire transfer to the Commission on October 19, 2005 as payment of the filing fee associated with such shares. Thus the total filing fee paid to date is $860.00 which is currently the full amount owed to the Commission in connection with this filing.

      OUR TRENTON OFFICE: 441 EAST STATE STREET, TRENTON, NEW JERSEY 08625,
                             PHONE: (609) 695-3900

Giordano, Halleran & Ciesla
A Professional Corporation
     Attorneys At Law

Securities and Exchange Commission
January 12, 2006
Page 2

      Also transmitted herewith, please find our "Memorandum Summarizing SEC Comments to Amendment No. 3 to BigString Corporation's Registration Statement on Form SB-2, Filed December 29, 2005, and Responses Thereto."

      Please direct any comments you may have with respect to either Amendment No. 4 to BigString's Registration Statement on Form SB-2 or the contents of this letter to the undersigned at (732) 741-3900.

      Thank you for your attention to this matter.

                                              Very truly yours,


                                              /s/ Paul T. Colella


                                              PAUL T. COLELLA

PTC/lz
cc:  Darin M. Myman